Flora Growth Corp.

365 Bay Street, Suite 800

Toronto, Ontario, M5H 2V1

October 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Margaret Schwartz

RE:	Flora Growth Corp. (the “Company”)
Registration Statement on Form F-3 (the “Registration Statement”)
Filed September 23, 2022
File No. 333-267585

Dear Ms. Schwartz:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on October 5, 2022, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Flora Growth Corp.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

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